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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (AMENDMENT NO. 5)


                         PHARMACEUTICAL RESOURCES, INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   717125 10 8
     ---------------------------------------------------------------------
                                 (CUSIP Number)
                                NITZA EINAN, ADV.
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                        3 AZRIELI CENTER, TRIANGLE TOWER
                                 TEL AVIV, 67023
                               TEL: 972-3-6075795
                                     ISRAEL
     ---------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JUNE 5, 2001
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 27 pages

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 2 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Biotechnology Industries Ltd. (no U.S. I.D. number)

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 3 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Industries and Investments Ltd. (no U.S. I.D. number)

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 4 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D. number)

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 5 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D. number)

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 6 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Leon Recanati

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 7 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Oudi Recanati

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 8 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Judith Yovel Recanati

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                               -----------------------
CUSIP NO. 717125 10 8                                     PAGE 9 OF 27 PAGES
-------------------------                               -----------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Elaine Recanati

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
     REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 5 amends items 2 and 5 of this Statement on Schedule 13D, as previously filed with the Securities and Exchange Commission. Unless otherwise defined in this Amendment No. 5 to Schedule 13D, capitalized terms have the meanings given them in the Schedule 13D as previously filed.


Item 2.     IDENTITY AND BACKGROUND

      (a) (b) and (c): On May 28, 1999, Mr. Raphael Recanati died and ceased to be a Reporting Person. Mr. Raphael Recanati's son, Mr. Oudi Recanati, whose address is Quai de L'Ile 3, CH-1204, Geneva, Switzerland, is hereby added as a Reporting Person. Mr. Oudi Recanati's present principal occupation is Chairman, Discount Bank and Trust Company, Geneva, Switzerland.

      On July 13, 2000, Clal (Israel) Ltd. merged into IDB Development and ceased to be a Reporting Person.

      Clal Pharm changed its name from Clal Pharmaceutical Industries Ltd. to Clal Biotechnology Industries Ltd. on June 18, 1998.

      The address of Clal Industries, Clal Pharm, IDB Development and IDB Holding is 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel.

      As of June 29, 2001, IDB Development owned 71.14% of Clal Industries.

      As of June 29, 2001, IDB Holding owned 56.4% of IDB Development.

      Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and Mr. Oudi Recanati is their cousin. They are the nephews and niece of Mrs. Elaine Recanati. As of June 29, 2001, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati held in the aggregate approximately 51.7% of the voting power and equity of IDB Holding.

      The name, citizenship, residence or business address, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted of each of the executive officers and directors of Clal Industries, Clal Pharm, IDB Holding and IDB Development are set forth on Exhibits 1, 2, 3 and 4 hereof, respectively, and incorporated herein by reference.

      (d) None of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

                                                             Page 10 of 27 pages

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Oudi Recanati is a citizen of Israel.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

      On July 1, 1998, Clal Pharm sold 1,813,272 shares of Common Stock of the Issuer to Merck at a price of $2 per share, in accordance with the Stock Purchase Agreement, leaving a balance of 500,000 shares of Common Stock owned by Clal Pharm.

      On June 5, 2001, the Issuer, Merck and Clal Pharm entered into an agreement amending the Stock Purchase Agreement to permit Clal Pharm to immediately sell all of its shares of Common Stock.

      From June 11, 2001 through June 29, 2001, Clal Pharm sold all of its remaining 500,000 shares of Common Stock of the Issuer. As of June 29, 2001, Clal Pharm, Clal Industries, IDB Holding, IDB Development and the Reporting Persons who are natural persons no longer hold beneficially or of record shares of Common Stock of the Issuer.

      The following table sets forth the sales of shares of Common Stock made by Clal Pharm from June 11, 2001 through June 29, 2001. All such sales were made in the New York Stock Exchange:


    ==================================================
                     NO. OF SHARES    PRICE PER
          DATE       SOLD             SHARE US$
    --------------------------------------------------
       11 June 2001            20,000     24.300
       12 June 2001            10,000     24.400
       12 June 2001            10,000     24.300
       13 June 2001             9,800     24.250
       13 June 2001            10,000     24.300
       13 June 2001            30,000     24.350
       13 June 2001               200     24.650
       14 June 2001             1,300     24.400
       15 June 2001            20,400     24.232
       18 June 2001            11,500     24.000
       20 June 2001             2,000     23.190
       20 June 2001             4,000     23.180
       20 June 2001             2,000     23.200
       20 June 2001             4,000     23.220
       21 June 2001            40,000     24.100
    --------------------------------------------------

                                                             Page 11 of 27 pages


    ==================================================
                     NO. OF SHARES    PRICE PER
          DATE       SOLD             SHARE US$
    --------------------------------------------------
       21 June 2001            60,000     24.200
       21 June 2001             5,700     24.240
       21 June 2001             5,000     24.250
       21 June 2001             1,000     24.300
       21 June 2001               900     24.350
       22 June 2001            25,000     24.200
       22 June 2001             2,100     24.250
       25 June 2001            20,000     24.650
       25 June 2001            20,000     24.600
       25 June 2001               700     24.190
       25 June 2001             1,200     24.170
       25 June 2001               400     24.160
       25 June 2001               900     24.150
       25 June 2001            20,000     24.050
       26 June 2001            16,200     24.200
       26 June 2001               200     24.210
       26 June 2001             5,100     24.220
       26 June 2001             3,300     24.230
       26 June 2001             7,100     24.240
       26 June 2001            13,800     24.250
       26 June 2001               600     24.270
       26 June 2001               300     24.300
       26 June 2001             9,300     24.340
       26 June 2001             1,000     24.350
       27 June 2001            20,000     24.150
       27 June 2001            13,000     24.200
       27 June 2001               200     24.220
       27 June 2001             3,300     24.230
       27 June 2001            20,000     24.280
       27 June 2001             3,500     24.300
       27 June 2001            10,000     24.500
       27 June 2001             2,800     24.800
       27 June 2001               900     24.850
       27 June 2001             1,100     24.900
       27 June 2001               200     24.960
       27 June 2001               300     24.980
       27 June 2001             4,700     25.000
       27 June 2001             5,000     25.800
       27 June 2001             2,400     26.320
       27 June 2001             2,100     26.340
       27 June 2001               500     26.350
       29 June 2001             2,000     27.050
       29 June 2001             3,000     27.250
       29 June 2001             2,000     27.350
    -------------------------------------------------

                                                             Page 12 of 27 pages


    ==================================================
                     NO. OF SHARES    PRICE PER
          DATE       SOLD             SHARE US$
    --------------------------------------------------
      29 June 2001             2,000      27.500
      29 June 2001               900      27.750
      29 June 2001               100      27.900
      29 June 2001             1,000      28.090
      29 June 2001             1,000      28.500
      29 June 2001             1,000      29.000
      29 June 2001               200      29.270
      29 June 2001               300      29.390
      29 June 2001               500      30.000
      29 June 2001               500      30.020
      29 June 2001               500      31.000
   --------------------------------------------------

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibits 1, 2, 3 and 4        Name, citizenship, business address, present
                              principal occupation and employer of executive officers and directors of (1) Clal Industries, (2)
                              Clal Pharm, (3) IDB Holding and (4) IDB
                              Development

Exhibit 5 Agreement dated December, 15, 1999, between Oudi Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Recanati.

Exhibit 6                     Agreement dated June 5, 2001, among the Issuer,
                              Merck and Clal Pharm.


                                                             Page 13 of 27 pages

SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2001

                 CLAL BIOTECHNOLOGY INDUSTRIES LTD.
                 CLAL INDUSTRIES AND INVESTMENTS LTD.
                 IDB DEVELOPMENT CORPORATION LTD.
                 IDB HOLDING CORPORATION LTD.
                 LEON RECANATI
                 OUDI RECANATI
                 JUDITH YOVEL RECANATI
                 ELAINE RECANATI

                 By:  IDB HOLDING CORPORATION LTD.

                      By: /s/ James I. Edelson
                          -----------------------------------------------------
                          James I. Edelson, U.S. Resident Secretary
                          of IDB Holding Corporation Ltd. for
                          itself and on behalf of (i) Clal
                          Biotechnology Industries Ltd., Clal
                          Industries and Investments Ltd., IDB
                          Development Corporation Ltd., Elaine
                          Recanati, Leon Recanati and Judith Yovel
                          Recanati pursuant to the agreements
                          annexed to Amendment No. 4 to the
                          Schedule 13D as exhibits 9-10, 12 and
                          14-16, as filed and (ii) Oudi Recanati
                          pursuant to the agreement annexed to this
                          Amendment No. 5 to the Schedule 13D as
                          exhibit 5, as filed.






                                                             Page 14 of 27 pages